Exhibit 99.3

ENBRIDGE INC.
ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2007

February 20, 2008

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GLOSSARY

Adjusted operating earnings	Earnings applicable to common shareholders adjusted for non-operating factors
AFR Committee	Audit, Finance & Risk Committee
AIF	Annual Information Form
Alliance	The Alliance System
bpd	Barrels per day
bcf/d	Billion cubic feet per day
CAPP	Canadian Association of Petroleum Producers
CITCol	CIT Colombiana S.A. – 100% owned company that provides technical and management services in connection with the operation of the OCENSA pipeline
CLH	Compañía Logística de Hidrocarburos CLH, S.A. – Enbridge has a 25% interest in this Spanish pipeline company
CSR	Corporate Social Responsibility
EEM	Enbridge Energy Management, L.L.C. – Enbridge has a 17.2% investment in EEM, which owns 100% of EEP's i-units
EEP	Enbridge Energy Partners, L.P. – the Company has a 15.1% ownership interest in EEP, which owns and operates crude oil and liquid petroleum transmission pipeline systems, natural gas gathering and related facilities and marketing assets in the U.S.
EGD	Enbridge Gas Distribution Inc. – 100% owned natural gas distribution utility serving customers in its franchise areas of Central & Eastern Ontario, including the city of Toronto and surrounding areas
EGNB	Enbridge Gas New Brunswick Inc. – 70.8% of this natural gas distribution utility is owned by Enbridge
EIF	Enbridge Income Fund – Enbridge has a 41.9% ownership interest in this publicly traded income fund
FERC	Federal Energy Regulatory Commission
GHG	Greenhouse gases
IR	Incentive Regulation (applicable to EGD)
ITS	Incentive Tolling Settlement on the Enbridge mainline system
MD&A	Management's Discussion and Analysis
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
MTNs	Medium-term notes
NEB	National Energy Board
NGLs	Natural gas liquids
OCENSA	Oleoducto Central S.A. – Colombian crude oil pipeline of which 24.7% is owned by Enbridge
OEB	Ontario Energy Board
Offshore	Enbridge Offshore Pipelines – Enbridge has interests ranging from 22% to 100% in these underwater pipelines in the Gulf of Mexico
PwC	PricewaterhouseCoopers – the Company's external auditors
SEP	System Expansion Project
U.S.	United States
Year End	December 31, 2007

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PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this Annual Information Form (AIF) for Enbridge Inc. (Enbridge or the Company) is given at or for the year ended December 31, 2007 (Year End). Amounts are expressed in Canadian dollars unless otherwise indicated. Financial information is presented in accordance with Canadian generally accepted accounting principles.

Enbridge's Management's Discussion and Analysis (MD&A), dated February 20, 2008, and Enbridge's Audited Consolidated Financial Statements, dated February 20, 2008, as at and for the year ended December 31, 2007 are incorporated by reference into this AIF and can be found on SEDAR at www.sedar.com.

METRIC CONVERSION TABLE

The conversion factors set out below are approximate factors. To convert from Metric to Imperial multiply by the factor indicated. To convert from Imperial to Metric divide by the factor indicated.

Metric	Imperial	Factor

Cubic metre of liquid hydrocarbons	Barrel of liquid hydrocarbons	6.29

Cubic metre kilometre	Barrel mile	3.91

Cubic metres of natural gas	Cubic feet of natural gas	35.3145

The annual capacities noted throughout this AIF take into account estimated crude receipt and delivery patterns and ongoing pipeline maintenance and reflect achievable pipeline capacity over long periods of time.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this AIF to provide Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this AIF and in the Company's other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this AIF or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company's behalf, are expressly qualified in their entirety by these cautionary statements.

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CORPORATE STRUCTURE

INCORPORATION

Enbridge's head office and registered office are located at 3000, 425 - 1st Street SW, Calgary, Alberta, T2P 3L8. Enbridge is a Canadian public company. Significant dates and events are set forth below.

Date	Event

April 13, 1970	Incorporated under the Companies Act of the Northwest Territories as Gallery Holdings Ltd.

December 15, 1987	Continued under the Canada Business Corporations Act under the name 159569 Canada Ltd.

May 5, 1994	Articles of Amendment to (i) change the name to IPL Energy Inc. (French version – IPL Energie Inc.); and (ii) change the registered office to Calgary, Alberta.

October 7, 1998	Articles of Amendment to change the name of the Company to Enbridge Inc.

April 29, 1999	Articles of Amendment to (i) divide each issued and outstanding common share on a two for one basis; and (ii) provide the Board of Directors with a process to add directors between meetings of the shareholders.

May 5, 2005	Articles of Amendment to divide each issued and outstanding common share on a two for one basis.

SUBSIDIARIES

The following organization chart presents the name and the jurisdiction of incorporation of Enbridge's material subsidiaries as at December 31, 2007. Unless otherwise noted, each subsidiary listed below is 100% owned by the Company. Each of these subsidiaries had total assets that exceeded 10% of the total consolidated assets of Enbridge or revenues that exceeded 10% of the total consolidated revenues of Enbridge as at and for the year ended December 31, 2007.

Notes:

1
Enbridge Capital ApS owns the Company's 25% investment in Compañía Logística de Hidrocarburos CLH, S.A. (CLH.)

2
The Company owns 41.9% of Enbridge Income Fund (EIF) and is the primary beneficiary of EIF through a combination of voting interest and an investment in preferred units of an EIF subsidiary and, as such, EIF is consolidated under Variable Interest Entity accounting rules.

The chart above does not include all of the subsidiaries of Enbridge. The assets and revenues of excluded subsidiaries in the aggregate did not exceed 20% of the total consolidated assets or total consolidated revenues of Enbridge as at and for the year ended December 31, 2007.

DESCRIPTION OF THE BUSINESS

Enbridge's primary business activities are the transportation and distribution of crude oil and natural gas. Enbridge conducts its business through five operating segments: Liquids Pipelines, Gas Pipelines, Gas Distribution and Services, Sponsored Investments and International.

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•
Liquids Pipelines includes the operation of the petroleum mainline system and feeder pipelines that transport crude oil and natural gas liquids (NGLs) in Canada and the United States (U.S.).
•
Gas Pipelines represents Enbridge's interest in natural gas transmission and gathering systems.
•
Gas Distribution and Services consists primarily of natural gas utility operations that serve residential, commercial, industrial and transportation customers in Central and Eastern Ontario. It also includes the Company's investment in Aux Sable, a natural gas fractionation and extraction business, and the Company's commodity marketing businesses.
•
Sponsored Investments consists of the Company's investments in Enbridge Energy Partners, L.P. (EEP) and Enbridge Income Fund.
•
The Company's International business consists of investments in energy delivery businesses, Compañía Logística de Hidrocarburos CLH, S.A. in Spain and Oleoducto Central S.A. (OCENSA) in Colombia.

Each business segment's contribution to earnings and revenues is as follows:

	2007		2006		2005
	Revenue	Earnings	Revenue	Earnings	Revenue	Earnings

Liquids Pipelines	9.2%	41.0%	9.8%	44.6%	10.4%	41.1%
Gas Pipelines	2.7%	10.0%	3.3%	9.9%	4.3%	10.8%
Gas Distribution and Services	85.7%	26.3%	84.4%	29.0%	82.2%	32.2%
Sponsored Investments	2.3%	13.8%	2.4%	14.1%	3.0%	11.7%
International	0.1%	13.6%	0.1%	13.5%	0.1%	15.7%
Corporate	–	(4.7)%	–	(11.1)%	–	(11.5)%

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The following map includes the Company's operations:

ENBRIDGE INC. Headquarters
Calgary, Alberta, Canada
ENBRIDGE ENERGY PARTNERS, L.P. Headquarters
Houston, Texas, USA
Liquids Systems and Joint Ventures
Natural Gas Systems and Joint Ventures
Gas Distribution
Inuvik
Norman Wells
Zama
Fort St. John
Fort McMurray
Edmonton
Calgary
Vancouver
Seattle
Portland
Regina
Clearbrook
Superior
Quebec
Montreal
Ottawa
Toronto
Buffalo
Sarnia
Chicago
Casper
Salt Lake City
Topeka
Patoka
Wood River
Cushing
Dallas
New Orleans
Houston
Coveñas
Cusiana/
Cupiagua
Bogotá
COLOMBIA
Barcelona
Madrid
SPAIN

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GENERAL DEVELOPMENT OF THE BUSINESS

Enbridge's 2007 Strategic Plan includes three corporate strategies that support the Company's vision of becoming North America's leading energy delivery company and its ability to deliver superior shareholder value. The corporate strategies are to (1) expand existing core businesses; (2) focus on operational excellence, people and the environment; and (3) develop new platforms for growth and diversification. The first strategy will be achieved primarily through organic based growth within the Company's core businesses and the third strategy includes making investments that are closely aligned with and support the core businesses.

The last three years have seen increasing development and production from the Canadian oil sands and increasing demand for Canadian crude oil in the U.S. Historically, Canada has been the third largest supplier of crude oil to the U.S.; however, for the past four years, Canada has surpassed both Mexico and Saudi Arabia to become the largest crude oil exporter to the U.S. The growth in supply from Canada comes primarily from the Canadian oil sands. The Company has responded to these changing supply and demand fundamentals by proposing a number of new liquids pipelines and expansions to existing pipelines delivering crude oil from Canada to the United States.

In response to shipper demand, the Company is constructing or expanding a number of regional oil sands pipelines including the Waupisoo Pipeline, which is expected to begin shipping crude oil to Edmonton, Alberta in mid-2008, and the Fort Hills Pipeline, which is in the planning stage and is expected to link the Fort Hills Project North of Fort McMurray, Alberta with the upgrader site Northeast of Edmonton in mid-2011.

Enbridge is also expanding its mainline capacity between Edmonton and the Chicago, Illinois area. The Southern Access Expansion is expected to add a total of 400,000 barrels per day (bpd) incremental capacity including the U.S. portion of this project being undertaken by the Company's affiliate, EEP. In the United States, the expansion will be completed in stages, finishing in 2009. Currently, construction activities are underway on the 321-mile (517-kilometre) section from Superior to Delavan, Wisconsin with over 94% of welding completed. This first stage of construction of the U.S. portion of this expansion is on schedule for completion in the second quarter of 2008 and will add capacity of approximately 190,000 bpd. The Alberta Clipper Project is expected to add an additional 450,000 bpd to the mainline capacity in mid-2010.

The Company's Southern Lights Pipeline will transport diluent from Chicago, Illinois to Edmonton, Alberta. This diluent supply is required as a result of the increasing heavy oil production in Alberta. Southern Lights is expected to be in service in late-2010. The Gateway Project, in the planning stage, includes both a condensate import pipeline and a petroleum export pipeline. The condensate line, with an initial capacity of 193,000 bpd, would transport diluent to the Edmonton area from Kitimat, British Columbia. The 36-inch diameter petroleum export line would have an initial capacity of 525,000 bpd and would transport crude oil from the Edmonton area to Kitimat.

Expanding market access for Canadian crude oil is another key component of the Company's strategy. Access to a number of different markets allows shippers to obtain the best price for their crude oil. One example is the Southern Access Extension Project, which would extend the mainline from Flanagan to Patoka, Illinois.

Also, the proposed Texas Access Pipeline will transport crude oil sourced from the Canadian oil sands region in Alberta and from the upper U.S. Midwest to the Texas Gulf Coast. The proposed project includes a new 1,236-kilometre (768-mile) pipeline with a capacity of approximately 450,000 bpd which will extend from Patoka, Illinois southward to Nederland, Texas. Also proposed is a 142-kilometre (88-mile) pipeline with a capacity of approximately 180,000 bpd to transport crude oil onward from Nederland to the Houston, Texas area.

As a result of interest by producers in contract terminals, the Company is increasing its investment in tankage projects. These projects include upstream terminals at or near Hardisty and Fort Saskatchewan, Alberta and downstream terminals at Flanagan, Illinois, Patoka, Illinois and Cushing, Oklahoma. As well, significant additions to the capacity of the common carrier mainline terminals at Edmonton, Alberta, Superior, Wisconsin and the Chicago, Illinois area are underway.

The Company's MD&A for the year ended December 31, 2007 includes further details on each of these projects as well as other projects Enbridge is currently undertaking.

The business environment of Enbridge Gas Distribution (EGD), the primary component of the Gas Distribution and Services segment, is affected by the regulatory framework in Ontario, weather, the demand for natural gas and residential customer growth. Since 2003, EGD's rates have been based on a cost of service methodology under which rates are set to recover costs incurred plus an approved return on equity. In 2006, the Ontario Energy Board (OEB) announced its

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intention to regulate natural gas distribution utilities under an incentive regulation (IR) mechanism starting in 2008 for a multi-year term. Under this framework, rate-regulated companies have the opportunity to improve their returns through productivity improvements and revenue growth. EGD filed its 2008 rate application under IR in August 2007 and its Settlement Agreement filed with the OEB on January 28, 2008 was approved on February 11, 2008. Although demand for natural gas continues to decline as customers adopt energy efficient technologies, declining demand is offset by growth in residential customers. EGD continues to add 40,000 to 50,000 new customers each year and these trends are expected to continue. Further details on IR can be found under the sub-heading "Incentive Regulation" in the Gas Distribution and Services section of the AIF.

On February 4, 2008, the Company announced that it will lead a group of 19 energy industry participants in the Alberta Saline Aquifer Project (ASAP). ASAP is a broad-based, industry-supported initiative that will be rolled out in three phases. This project will play a major role in advancing industry and government's knowledge of carbon dioxide sequestration.

On February 13, 2008, the Company announced that it has engaged a third party to assist it in evaluating strategic alternatives for monetizing its investment in CLH. These alternatives include the potential sale of some or all of Enbridge's 25% interest in the company, but there is no assurance the evaluation will result in any specific transaction, or if a transaction does occur, the timing of such a transaction.

LIQUIDS PIPELINES

Liquids Pipelines consists of crude oil, NGLs and refined products pipelines in Canada and the U.S. This business segment includes the Enbridge System, Athabasca System, Olympic Pipeline, Spearhead Pipeline and interests in various feeder pipelines.

ENBRIDGE SYSTEM

The mainline system is comprised of the Enbridge System and the Lakehead System (the portion of the mainline in the U.S. that is owned by EEP and operated by Enbridge). The Enbridge System transports up to 83 different types of liquid hydrocarbons including light, medium and heavy crude oil (including diluted bitumen), condensate, synthetic crudes, NGLs and refined products from Western Canada to the Midwest region of the U.S. and Eastern Canada and serves all major refining centres in Ontario. Shipments delivered to the Enbridge System originate in conventional oilfields and oil sands in Alberta, Saskatchewan, Manitoba, British Columbia and the Northwest Territories. These pipelines connect with the Enbridge System at two receiving points in Alberta, two in Saskatchewan and one in Manitoba. In addition, the Enbridge System receives offshore crude oil through connecting pipelines at Montréal, Québec.

The Enbridge System consists of the following segments, with the total length of pipeline right-of-way being approximately 2,300 kilometres (1,429 miles):

•
Mainline segment that consists of five adjacent pipelines, with a capacity of approximately 2.0 million bpd from Edmonton, Alberta to the U.S. border near Gretna, Manitoba.
•
Sarnia to Toronto, Ontario segment with a capacity of 150,000 bpd. This segment includes lateral lines from Westover to Nanticoke and Niagara Falls, Ontario.
•
Line 9 segment from Montreal, Quebec to Sarnia, Ontario with a capacity of 240,000 bpd.

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The following table sets forth the information related to deliveries and other distance-related operating data of the Enbridge System for each of the years in the three-year period ended December 31, 2007.

(thousands of barrels per day)	2007	2006	2005

Prairie Provinces
Light crude oil	173	190	182
Medium and heavy crude oil	142	138	132
Refined products	81	79	79

	396	407	393

United States
Light crude oil	282	276	198
Medium and heavy crude oil	852	871	783
Refined products	4	4	4

	1,138	1,151	985

Ontario[1]
Light crude oil	314	302	338
Medium and heavy crude oil	62	63	58
Refined products	95	90	98

	471	455	494

Total Deliveries	2,005	2,013	1,872

Barrel Miles (billions)	391	388	350
Average Haul (miles)	534	529	513

Note:

1
Enbridge System average deliveries include Line 9 volumes of 130,000 bpd (2006 – 141,000 bpd; 2005 – 190,000 bpd).

Incentive Tolling

Tolls on the Enbridge System are governed by various agreements, which are subject to the approval of the National Energy Board (NEB). The NEB's jurisdiction over the Enbridge System includes statutory authority over matters such as construction, rates and ratemaking agreements and other contractual arrangements with customers. Significant agreements include the Incentive Tolling Settlement (ITS) applicable to the Enbridge mainline system (excluding Line 8 and Line 9), the Terrace Agreement and the System Expansion Program (SEP) II Risk Sharing Agreement.

Tolls on the core mainline system have been governed by incentive tolling settlements since 1995. The main objective of this methodology is to more closely align the interests of the Company with the interests of its shippers. The ITS allows the sharing of earnings in excess of a stipulated threshold and provides a fixed annual mainline integrity allowance. The Company has the opportunity to increase earnings by achieving performance targets under performance metric provisions and may incur penalties if performance falls short of specified thresholds. In conjunction with the Terrace Agreement, the ITS continues the throughput protection provisions included in earlier incentive tolling arrangements, ensuring the Company is insulated from volume fluctuations beyond its control. The current ITS expires at the end of 2009. The surcharge under the Terrace Agreement expires in 2013.

Under published tariffs for the Enbridge System, the tolls for transportation, including terminaling charges where applicable, of light crude oil from Edmonton to principal delivery points, at December 31, 2007 are set forth below.

Delivery Point	Canadian Toll per Barrel

Regina, Saskatchewan	$0.8347

U.S. border near Gretna, Manitoba	$1.1953

Sarnia, Ontario	$1.3069

To compensate for differences in costs for shipping different types and grades of liquid hydrocarbons, the rates for medium and heavy crude oils are higher, while those for refined products and NGLs are lower than the rates set forth in the above table. The Canadian portion of the Terrace Agreement toll surcharge, described below, is included in the tolls listed in the table above.

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Terrace Agreement

As part of the Terrace Agreement, Enbridge, EEP and the Canadian Association of Petroleum Producers (CAPP) agreed to a fixed toll surcharge of $0.05 per barrel for the movement of light crude from Edmonton to the Chicago area. This toll surcharge commenced on April 1, 1999, when Terrace Phase I was completed. The incremental toll is allocated between Enbridge and EEP. Revenue related to unused capacity in Canada under the Terrace Agreement is incorporated in tolls in the following year.

SEP II Risk Sharing Agreement

Enbridge, EEP and CAPP entered into a Risk Sharing Agreement, effective for 15 years, with respect to SEP II, a 100,000 bpd expansion completed in 1998. The Risk Sharing Agreement provides that the rate of return on the SEP II investment will be based, in part, on the utilization level of the additional capacity constructed. Higher utilization is expected to result in a greater return, subject to a minimum and maximum rate of return of 7.5% and 15.0%, respectively. During 2007, Enbridge and EEP earned a rate of return of 11.46% (2006 – 7.5%) on SEP II.

OTHER LIQUIDS PIPELINES AND SYSTEMS

Athabasca System

The Athabasca System, a 540-kilometre (340-mile) synthetic and heavy oil pipeline, links the Athabasca oil sands in the Fort McMurray, Alberta region to a pipeline transportation hub at Hardisty, Alberta. The system has a design capacity of approximately 570,000 bpd; however, it is currently configured to transport 390,000 bpd. The Athabasca System includes the MacKay River, Christina Lake, Surmont and Long Lake facilities, contract tankage facilities and the Company's interest in the Hardisty Caverns Limited Partnership which provides crude oil tankage services. Enbridge has a 30-year take-or-pay contract with the major shipper on the Athabasca System, which commenced in 1999. The agreement also provides the shipper with options to increase and extend the life of the agreement beyond the initial 30-year term. The Athabasca System is regulated by the Energy Resources Conservation Board (ERCB) in Alberta.

Spearhead Pipeline

The Spearhead Pipeline, which went into service in March 2006, has a capacity of 125,000 bpd and extends approximately 1,058 kilometres (657 miles) from Chicago, Illinois to Cushing, Oklahoma. The Company has ten-year shipper commitments for 108,000 bpd. The Spearhead Pipeline is regulated by the Federal Energy Regulatory Commission (FERC).

Olympic Pipeline

In February 2006, Enbridge acquired a 65% interest in the Olympic Pipeline, which is the largest refined products pipeline in the State of Washington, transporting approximately 290,000 bpd of gasoline, diesel and jet fuel. The pipeline system extends approximately 480 kilometres (300 miles) from Blaine, Washington to Portland, Oregon, connecting four Puget Sound refineries to terminals in Washington and Portland. BP Pipelines (North America) Inc. is the operator of the pipeline system.

COMPETITIVE CONDITIONS

Competition among common carrier pipelines is based primarily upon the cost of transportation, access to supply, the quality and reliability of service and contract carrier alternatives and proximity to markets. Other common carriers are available to producers to ship Western Canadian liquid hydrocarbons to markets in either Canada or the U.S. Competition could also arise from pipeline proposals that may provide access to market areas currently served by the Company's liquids pipelines. The Company believes its liquids pipelines are serving larger markets and provide attractive options to producers in the Western Canadian Sedimentary Basin (WCSB) due to their competitive tolls and multiple delivery and storage points. Also, shippers are not required to enter into long-term shipping commitments on Enbridge's mainline system. The Company's existing right-of-way provides a competitive advantage as it can be difficult and costly to obtain new rights of way for new pipelines.

GAS PIPELINES

Gas Pipelines activities consist of investments in Alliance Pipeline US, Vector Pipeline and Enbridge Offshore Pipelines (Offshore). Enbridge has joint control over these investments with one or more other owners. Enbridge owns a 50% interest in the U.S. portion of the Alliance System, a 60% interest in Vector Pipeline and interests ranging from 22% to 100% in the pipelines comprising Offshore.

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ALLIANCE PIPELINE

The Alliance System (Alliance), which includes both the Canadian and U.S. portions of the pipeline system, consists of an approximately 3,000-kilometre (1,875-miles) integrated, high-pressure natural gas transmission pipeline system and an approximately 730-kilometre (455-mile) lateral pipeline system and related infrastructure. Alliance transports liquids-rich natural gas from Northeast British Columbia and Northwest Alberta to Channahon, Illinois. EIF, which is included in the Sponsored Investments business segment, owns 50% of the Canadian portion of the Alliance System.

Alliance connects with Aux Sable, a NGLs extraction facility in Channahon, Illinois. The natural gas may then be transported to two local natural gas distribution systems in the Chicago area and five interstate natural gas pipelines, providing shippers with access to natural gas markets in the Midwestern and Northeastern U.S. and Eastern Canada. Enbridge owns 42.7% of Aux Sable which is included in the Gas Distribution and Services business segment.

Alliance has long-term take-or-pay contracts through 2015 to transport 1.305 billion cubic feet per day (bcf/d) of natural gas or 98.5% of the total contracted capacity. Alliance has an additional 20 million cubic feet per day (mmcf/d) of natural gas contracted through 2010. Additional transportation capacity of approximately 0.3 bcf/d is available to shippers at only the cost of the associated fuel requirements. These contracts permit Alliance to recover the cost of service, which includes operating and maintenance costs, the cost of financing, an allowance for income tax, an annual allowance for depreciation and an allowed return on equity. Each long-term contract may be renewed upon five years notice for successive one-year terms beyond the original 15-year primary term. Alliance Pipeline US operations are regulated by the FERC.

VECTOR PIPELINE

Enbridge provides operating services to and holds a 60% joint venture interest in Vector Pipeline. The 560-kilometre (348-mile) pipeline transports natural gas from Chicago, Illinois to Dawn, Ontario. The primary sources of supply are through interconnections with the Alliance System and the Northern Border Pipeline in Joliet, Illinois.

Vector Pipeline has a nominal delivery capacity of 1.2 bcf/d, which is expandable to 1.5 bcf/d with additional compression stations, and is operating at or near capacity. Approximately 58% of the long haul capacity of Vector is committed to long-term firm transportation contracts until 2015 at rates negotiated with the shippers and approved by the FERC. The remaining capacity is sold at market rates and at various term lengths.

ENBRIDGE OFFSHORE PIPELINES

Offshore is comprised of 11 natural gas gathering and FERC-regulated transmission pipelines in five major corridors in the Gulf of Mexico, extending to deepwater frontiers. These pipelines include almost 2,400 kilometres (1,500 miles) of underwater pipe and onshore facilities and transported approximately 2.1 bcf/d during 2007.

The primary shippers on the Offshore systems are producers who execute life-of-lease commitments in connection with transmission and gathering service contracts. In exchange, Offshore provides firm capacity for the contract term at an agreed upon rate. The throughput volume generally reflects the lease's maximum sustainable production. The transportation contracts allow the shippers to define a maximum daily quantity (MDQ), which corresponds with the expected production life. The contracts typically have minimum throughput volumes which are subject to take-or-pay criteria but also provide the shippers with flexibility given advance notice criteria to modify the projected MDQ schedule to match current deliverability expectations.

The long-term transport rates established in the gathering and transmission service agreements are generally market-based but are established using a cost of service methodology, which includes operating cost, projected revenue generation directly tied to production deliverability and the appropriate cost of capital.

COMPETITIVE CONDITIONS

Alliance Pipeline US faces competition for pipeline transportation services to the Chicago area from both existing and proposed pipeline projects. Competing pipelines provide natural gas transportation services from the WCSB to distribution systems in the Midwestern U.S. In addition, there are several proposals to upgrade existing pipelines serving these markets. Any new or upgraded pipelines could either allow shippers greater access to natural gas markets or offer natural gas transportation services that are more desirable than those provided by the Alliance System.

Vector Pipeline faces competition for pipeline transportation services to its delivery points from new or upgraded pipelines, which could offer transportation that is more desirable to shippers because of cost, supply location, facilities or other factors.

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There is significant competition for new and existing business in the Gulf of Mexico. Offshore has been able to capture key opportunities and extend its footprint, positioning it to more fully utilize existing capacity. Offshore serves a majority of the strategically located deepwater host platforms and its extensive presence in the deepwater Gulf of Mexico has Offshore well positioned to generate incremental revenues, with modest capital investment, by transporting production from sub-sea development of smaller fields tied back to existing host platforms. However, given rates of decline, offshore pipelines typically have available capacity resulting in significant and aggressive competition for new developments in the Gulf of Mexico.

GAS DISTRIBUTION AND SERVICES

Gas Distribution and Services consists of gas utility operations which serve residential, commercial, industrial and transportation customers, primarily in Central and Eastern Ontario, the most significant being EGD. This segment also includes natural gas distribution activities in Quebec, New Brunswick and New York State, the Company's investment in Aux Sable, a natural gas fractionation and extraction business, and the Company's commodity marketing business.

ENBRIDGE GAS DISTRIBUTION

EGD is a rate-regulated natural gas distribution utility serving over 1.8 million customers in Central and Eastern Ontario, Southwestern Quebec and parts of Northern New York State. EGD's operations in Ontario are regulated by the Ontario Energy Board. EGD operates in a seasonal industry and earnings vary significantly according to weather patterns. Periods of colder weather would normally result in higher earnings compared to periods of warmer weather.

There are four principal interrelated aspects of the natural gas distribution business in which EGD is directly involved: Distribution Service, Gas Supply, Transportation and Storage.

Distribution Service

EGD's principal source of revenue is from distribution of natural gas to customers. The services provided to residential, small commercial and industrial heating customers are primarily on a general service basis (without a specific fixed term or fixed price contract). The services provided to larger commercial and industrial customers are usually on an annual contract basis under firm or interruptible service contracts. Under a firm contract, EGD is obligated to deliver natural gas to the customer up to a maximum daily volume. The service provided under an interruptible contract is similar to that of a firm contract, except that it allows for service interruption at EGD's option to meet seasonal or peak demands. The OEB approves rates for both contract and general services.

Gas Supply

To acquire the necessary volume of gas to service its customers, EGD maintains a diversified gas supply portfolio. During the year ended December 31, 2007, EGD acquired approximately 184.9 bcf (2006 – 156.9 bcf) of natural gas, of which 21.6% (2006 – 23.8%) was acquired from Western Canadian producers, 47.3% (2006 – 53.8%) was acquired from suppliers in Chicago and 31.1% (2006 – 22.4%) was acquired on a delivered basis in Ontario. EGD also transported 250.6 bcf (2006 – 257.8 bcf) of natural gas on behalf of direct purchase customers operating under a transportation service arrangement.

EGD's system supply gas contracts have pricing structures responsive to supply and demand conditions in the North American natural gas market. The prices in these contracts are indexed to either Alberta, Chicago or New York based prices.

Transportation

EGD relies primarily upon TransCanada PipeLines Limited (TransCanada) for transportation service to bring its diversified gas supply from Western Canada to its franchise area. EGD has long-term firm transportation service contracts with TransCanada, over varying time periods, for annual deliveries of approximately 264.7 bcf of natural gas. This amount includes deliveries by direct purchase customers via TransCanada capacity that has been assigned by EGD to the direct purchase customer or capacity that has been contracted directly with TransCanada by the direct purchase customer.

The transportation service contracts are not directly linked with any particular source of gas supply. Separating transportation contracts from gas supply allows EGD flexibility in obtaining its own gas supply and accommodating the transportation of gas purchased directly by end-use customers. EGD continues to forecast the gas supply needs of all its customers including the associated transportation and storage requirements.

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TransCanada's transportation tolls, which are approved by the NEB, consist of a demand component (to recover fixed costs) and a commodity component (to recover variable costs) for Firm Transportation (FT) service. A FT shipper (such as EGD) must pay the demand component regardless of the volume of gas that TransCanada actually transports for the FT shipper. Consequently, if a FT shipper does not utilize all of its FT capacity rights, the FT shipper would incur unabsorbed demand charges in respect of the unutilized portion. EGD also has contracts for Firm Transportation service on the Alliance System and Vector Pipeline.

EGD relies on its long-term contracts with Union Gas Limited (Union) for transportation of gas from Dawn, Ontario to EGD's major market in the Greater Toronto Area. The contracts effectively provide EGD with access to U.S. sourced gas at Dawn by the Vector Pipeline. The contracts also provide transportation for gas stored at EGD's and Union's storage pools in the Sarnia, Ontario area to the market area.

EGD was also a participant in the Link Project, which involved the construction of connecting pipelines in Southwestern Ontario by Niagara Gas Transmission Limited, a wholly-owned subsidiary of Enbridge, and in Southwestern Michigan by ANR Pipeline Company (ANR). These pipelines link ANR's Southeast and Southwest mainlines, which access major U.S. supply basins, and Michigan Consolidated Gas Company's (MichCon) transportation system, which accesses Michigan supplies, directly to EGD's principal storage facilities near Dawn (see "Storage" below) and indirectly to Union's transmission system at Dawn. EGD has entered into long-term contracts for transportation service with both ANR and MichCon.

Storage

The business of EGD is highly seasonal as daily market demand for gas fluctuates with changes in weather, with peak consumption occurring in the winter months. Utilization of storage facilities permits EGD to take delivery of gas on favourable terms during off-peak summer periods for subsequent use during the winter heating season. This practice permits EGD to minimize the annual cost of transportation of gas from Western Canada, assists in reducing its overall cost of gas supply and adds a measure of security in the event of short-term interruption of transportation of gas from Western Canada to EGD's franchise area.

EGD's principal storage facilities are located in Southwestern Ontario, near Dawn, and have a total working capacity of approximately 95.3 bcf. Approximately 91.8 bcf of the total working capacity are available to EGD. EGD also has storage contracts with Union for 19.4 bcf of storage capacity, with terms varying from two to four years.

EGD operated storage facilities are connected to the Dawn storage and transmission hub by two 30-inch pipelines owned by EGD. In the summer, gas is delivered to Dawn for injection into storage through the transmission facilities of TransCanada and Vector Pipeline. In the winter, gas is withdrawn from storage and delivered to Dawn and transported from there to EGD's major market area of Toronto through the transmission facilities of Union. EGD has transportation contracts with TransCanada, Vector Pipeline and Union for the delivery of gas to and from storage.

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Historical Operating Statistics

The following tables present certain statistics relating to the past three years of operations of EGD:

	2007	2006	2005

Gas supply and send out (million cubic feet (mmcf))
Natural gas purchased	184,850	156,850	183,333
Gas into storage	(102,327)	(75,224)	(105,097)
Gas out of storage	104,955	74,602	96,381

Total gas sendout	187,478	156,228	174,617
Transportation of gas	255,635	250,445	264,034

	443,113	406,673	438,651

Gas sales to customers (mmcf)	179,899	159,503	174,515
Transportation of gas	259,830	248,389	264,182

Total sales	439,729	407,892	438,697

Used by EGD	120	141	170
Other volumetric variations	3,264	(1,360)	(216)

	443,113	406,673	438,651

Average daily sendout (mmcf)	1,215	1,109	1,194
Average use per residential customer (thousand cubic feet)	99	93	104
Degree day deficiency[1]
Actual	3,659	3,355	3,750
Forecast based on normal weather	3,617	3,745	3,747

Number of active customers at year end[2]
Residential	1,062,008	1,007,058	1,047,350
Commercial	97,988	92,053	93,686
Industrial	3,732	3,549	3,763
Wholesale	1	1	1
Transportation	697,128	717,104	629,267

	1,860,857	1,819,765	1,774,067

New customer additions[3]	43,160	47,622	50,697

Notes:

1
Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes in EGD's franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

2
Active customers relate to the count of gas-consuming customers at the end of the period and include gas sales and transportation service customers. As the commodity cost of gas is flowed through to gas sales customers with no mark up, the composition of customers between gas sales and transportation service has no material impact on EGD's earnings.

3
New customer additions relate to new service lines installed during the period.

Incentive Regulation

EGD remained in a cost of service methodology environment in 2007, but will change to Incentive Regulation methodology in 2008 with 2007 as the base year for a potential five year plan. Under IR, rates are set based on a formulaic approach, using the base year rates as the starting point for the IR plan term.

The objectives of the IR plan are as follows:

•
reduce regulatory costs with less frequent hearings – under normal circumstances, every five years – rather than every year under cost of service;
•
provide incentives for improved efficiency;
•
provide more flexibility for utility management; and
•
provide more stable rates.

Rate Application for the IR Term Starting 2008

On February 11, 2008, the OEB approved the Settlement Agreement (the Settlement) filed by EGD which reflected negotiations with ratepayer representatives regarding the type of IR methodology as well as the applicable terms and

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conditions. The Settlement encompasses all major financial aspects of the IR methodology that will operate for 2008 to 2012 (inclusive).

EGD's rate application requested a revenue cap incentive rate mechanism calculated on a revenue per customer basis for the 2008 to 2012 period. The application also requested that revenue per customer be calculated by increasing the prior year's revenue by inflation and reducing it by a productivity challenge factor which would motivate EGD to increase productivity. Revenue could also include specific categories of expenses to enable EGD to recover cost increases beyond management's control.

This IR methodology adjusts revenues every year, not rates, and relies on an annual process to forecast volume and customer additions. Unlike the cost of service methodology used in prior years, the concepts of rate base and return on rate base are not relevant for the purpose of setting rates. Under IR, EGD will have the opportunity to benefit from productivity enhancements and incremental revenues.

The key terms of the Settlement are summarized as follows:

Revenue per Customer Cap – The Settlement allows for the annual reset of volumes, with revenues increasing proportionately with the growth in the number of customers. The revenue per customer cap will continue to minimize EGD's exposure to declining average use of natural gas while providing incentive for EGD to continue growing its customer base.

Earnings Sharing – To align the interests of customers with EGD, an earnings sharing mechanism forms part of the Settlement. To the extent the actual utility return on equity represented by normalized earnings (i.e. excluding the effects of weather) (ROE) exceeds a notional allowed utility rate of return on equity (NROE) by certain prescribed thresholds, the excess will be shared with customers.

Adjustments – The Settlement provides for the recovery of capital invested in new power generation laterals. EGD is also allowed to recover expenses above a defined threshold, to the extent any such expenses result from new regulatory orders and/or changes in statutory obligations.

Off Ramps – An OEB review will be triggered if EGD's ROE varies more than 300 basis points (either negatively or positively) relative to the NROE.

EGD applied for and, on December 18, 2007, was granted approval for interim rates effective January 1, 2008 and expects the OEB's final 2008 rate order will be applied retroactively to January 1, 2008.

2007 and 2006 Rates

The key elements of the 2007 and 2006 OEB decisions are summarized below:

Approved for	2007	2006

Rate base (millions)	$3,745.7	$3,633.6

Deemed common equity for regulatory purposes	36.00%	35.00%

Rate of return on common equity	8.39%	8.74%

The OEB released its final decision relating to EGD's 2007 cost of service rate application on July 5, 2007. The new rates approved by the OEB's decision resulted in an overall increase in rates of approximately 3.5% for the average residential customer. EGD was granted a 1% increase in the equity component of its deemed capital structure to 36% from 35% reflecting changes in EGD's business risk environment and financial risk position. In addition, a new 20-year trend method to calculate normal weather was approved. Finally, EGD was directed to cease its risk management program, which utilized price swaps, calls and collars to manage the volatility in the price of natural gas. Consistent with the prior year, changes in the price of natural gas flow through to the customer.

Competitive Conditions

Natural gas is the predominant fuel of choice in the residential heating market throughout EGD's franchise area. The primary competition for natural gas remains domestic fuel oil and electricity. Natural gas has continued to provide both environmental and price advantages, and this is expected to continue. During 2007, natural gas in the residential market experienced, on average, a price advantage on an equivalent annual volume basis of 43% (2006 – 38%) against electricity and 41% (2006 – 30%) against domestic fuel oil.

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The Ontario franchise area remains one of the most rapidly growing regions in North America. While customer growth results in increased distribution volumes, it is partially offset by declining average annual consumption, resulting from energy efficiencies achieved through new technologies and building construction. In addition, conservation efforts by customers to partially mitigate the impact of higher natural gas commodity prices further contribute to the decline in annual average consumption.

OTHER GAS DISTRIBUTION AND SERVICES BUSINESSES

Enbridge owns an equity interest in Noverco through ownership of 32.1% of the common shares and a cost investment in preferred shares. Noverco is a holding company that owns approximately 71.0% of Gaz Metro Limited Partnership (Gaz Metro), a gas distribution company operating in the province of Quebec and the state of Vermont. Gaz Metro also has a 50% interest in TQM Pipeline, which transports natural gas in Quebec.

The Company owns 70.8% of, and operates, Enbridge Gas New Brunswick (EGNB), which owns the natural gas distribution franchise in the province of New Brunswick. EGNB is constructing a new distribution system and has approximately 8,200 customers. Approximately 645 kilometres (400 miles) of distribution main has been installed with the capability of attaching 29,000 customers. EGNB is regulated by the New Brunswick Energy and Utilities Board.

Enbridge also owns 42.7% of Aux Sable, a NGLs extraction and fractionation business near Chicago. Aux Sable owns and operates a plant at the terminus of the Alliance System. The plant extracts NGLs from the energy-rich natural gas transported on the Alliance System, as necessary, to meet the heat content requirements of local distribution companies, which require natural gas with less NGLs, or lower heat content, and to take advantage of positive commodity price spreads. Aux Sable has an agreement with BP Products (North America) Inc. (BP) to sell its NGLs production to BP. In return, BP pays Aux Sable a fixed annual fee and a share of any net margin generated from the business in excess of specified natural gas processing margin thresholds (the upside sharing mechanism). In addition, BP compensates Aux Sable for all operating, maintenance and capital costs associated with the Aux Sable facilities subject to certain limits on capital costs. BP supplies, at its cost, all make-up gas and fuel supply gas to the Aux Sable facilities and is responsible for the capacity on the Alliance Pipeline held by an Aux Sable affiliate, at market rates. The agreement is for an initial term of 20 years, commencing January 1, 2006 and may be extended by mutual agreement for 10-year terms. If cumulative losses exceed a certain limit, BP will have the option to terminate the agreement, although Aux Sable has the right to reduce such losses to avoid termination.

Tidal Energy provides crude oil and NGLs marketing services for the Company and its customers in a full range of condensate and crude oil types including light sweet, light and medium sours and several heavy grades. Tidal Energy transacts at many of the major North American market hubs and provides its customers with a variety of programs including flexible pricing arrangements, hedging programs, product exchanges, physical storage programs and total supply management, through the analysis and implementation of different transportation options, reduced quality differentials and tariff structures, and utilizing risk management pricing options. Tidal Energy's business involves buying, selling and storing large quantities of crude oil. Tidal Energy is primarily a physical barrel marketing company and in the course of its market activities, physical receipt or delivery shortfalls can create modest commodity exposures. Any open positions created from this physical business are tightly monitored by, and must comply with, the Company's formal risk management policies.

Gas Services markets natural gas to optimize Enbridge's commitments on the Alliance and Vector Pipelines. It also has a growing business of providing fee-for-service arrangements for third parties, leveraging its marketing expertise and access to transportation capacity. Capacity commitments as of December 31, 2007 were 32.2 mmcf/d (2006 – 31.6 mmcf/d) on the Alliance Pipeline (2.0% of total capacity) and 162.1 mmcf/d (2006 – 159.2 mmcf/d) on Vector Pipeline (16.4% of total capacity).

SPONSORED INVESTMENTS

Sponsored Investments includes the Company's 15.1% ownership interest in EEP and a 41.9% voting interest in EIF. Enbridge manages the day-to-day operations of, and develops and assesses opportunities for each, including both organic growth and acquisition opportunities.

ENBRIDGE ENERGY PARTNERS

Enbridge's 15.1% ownership in EEP is through a 2.0% general partner interest, a 4.2% interest in Class B units, a 6.4% interest in Class C units and a 2.5% interest in EEP via a 17.2% investment in EEM, which owns 14.6% of EEP via its 100% interest in EEP's i-units.

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EEP owns and operates crude oil and liquid petroleum transmission pipeline systems, natural gas gathering and related facilities and natural gas marketing assets in the U.S. Significant assets include the Lakehead System, which is the extension of the Enbridge System in the U.S., natural gas gathering and processing assets in Texas, the mid-continent crude oil system, various interstate and intrastate natural gas pipelines and a crude oil feeder pipeline in North Dakota.

ENBRIDGE INCOME FUND

EIF's primary assets include a 50% interest in Alliance Pipeline Canada and a 100% interest in the Enbridge Saskatchewan System. Enbridge's 41.9% interest in EIF is in the form of subordinated units of EIF and 100% of the non-voting, preferred units of Enbridge Commercial Trust, a direct subsidiary of EIF.

Alliance Pipeline Canada, which consists of an approximately 1,560-kilometre (969-mile) high-pressure, natural gas transmission system and an approximately 700-kilometre (435-mile) lateral pipeline system, is the Canadian portion of the Alliance System discussed in the Gas Pipelines segment. The Enbridge Saskatchewan System owns and operates pipeline systems that transport crude oil and liquids from producing fields in Southern Saskatchewan and Southwestern Manitoba connecting primarily with Enbridge's mainline pipeline to the U.S.

EIF also owns interests in three wind power generation projects purchased from Enbridge in October 2006 and a business that develops and operates waste-heat power generation projects at Alliance Pipeline Canada compressor stations.

Tax Fairness Plan

On June 22, 2007, the "Tax Fairness Plan" income trust taxation legislation, Bill C-52, received Royal Assent. Under the enacted legislation, a distribution tax of 29.5% will be imposed on Enbridge Income Fund starting in 2011, provided EIF limits its expansion to "normal growth" prior to 2011. The immediate impact of the Tax Fairness Plan on the Fund's reported earnings was relatively small because most of the assets are rate regulated and future taxes are expected to be included in the approved rates charged to customers in the future. However, as enacted in its present form, the Tax Fairness Plan will, all other things being equal, likely result in a reduction of cash available for distribution by EIF commencing in 2011. With respect to the limitations on normal growth, the Company believes that the Fund should be able to fund its currently identified growth plans within the constraints of the "normal growth" rule.

INTERNATIONAL

The International segment supplements North American business activities and diversifies the Company's sources of earnings by securing participation in energy transportation and related energy projects outside of Canada and the U.S. The Company has a 25% interest in Compañía Logística de Hidrocarburos CLH, S.A., Spain's largest refined products transportation and storage business, a 24.7% investment in a Colombian crude oil pipeline, Oleoducto Central S.A. and a 100% interest in CIT Colombiana S.A. (CITCol), which provides technical and management services in connection with the operation of the OCENSA pipeline.

COMPAÑÍA LOGÍSTICA DE HIDROCARBUROS CLH, S.A.

The primary activity of CLH is the storage and shipment of refined products through a comprehensive distribution network located throughout Spain. Earnings are based on a fee for service tariff, adjusted annually for inflation, and are dependent on throughput volumes and storage levels.

CLH is the primary basic logistics distribution network for refined products in Spain and provides services on an open access, non-discriminatory basis. The system consists of over 3,400 kilometres (2,113 miles) of pipelines and 38 storage facilities located throughout the country. CLH's pipeline facilities are connected to the country's eight crude oil refineries and to major coastal port locations where most imports of crude oil and refined products into Spain are first delivered. CLH receives refined products from customers at the refineries or ports and transports them, mainly by pipeline, to its storage facilities located throughout the Spanish mainland and the Balearic Islands. The network of pipelines and storage facilities are the primary means by which the Spanish refiners and other market players supply their commercial and retail customers. CLH customers' product destinations are located, on average, less than 60 kilometres (37 miles) via highway from a CLH terminal. CLH provides refined product distribution to locations not connected to the pipeline system through its own fleet of tanker trucks and chartered tanker ships.

Based on the extensive network of pipelines and storage facilities, and its tariff structure, CLH has a dominant market position in Spain. Most of the competition comes from storage and truck loading services provided by other companies. CLH also offers secondary distribution services, the most significant being the services provided through CLH Aviation,

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which handles aviation fuel at airport locations throughout Spain. This business includes the storage of aviation fuel, loading of aircraft refueling units and the refueling of aircraft. New policies issued by the Spanish airport authority (AENA) to promote competition allow for new non-CLH operators to enter the aircraft-refueling segment of this business. While CLH's share of this segment of the market may reduce over time, its participation in the aviation fuel business is expected to continue.

Earnings from CLH are directly impacted by the demand for refined products including gasoline, diesel, jet fuel and other transportation fuels. Economic growth in Spain over the last decade has been among the highest in the European Union, which has led to increasing demand for energy, including refined products. The central region of the country, in and around Madrid, has seen the largest growth in demand. CLH is in the process of expanding its system over the next several years in order to meet the continued growth expected in this region and to deliver incremental volumes expected from domestic refinery expansions, located primarily in the south of the country. This expansion, which includes an increase in storage capacity and looping of both the northern and southern main lines, is being constructed in phases to match the expected growth in volumes.

OLEODUCTO CENTRAL S.A.

The OCENSA pipeline consists of 829 kilometres (515 miles) of 30-inch and 36-inch pipeline, pumping units, tankage and marine loading facilities, with a capacity to transport 525,000 bpd of crude oil. The pipeline links the Cuisiana and Cupiagua oilfields in the central interior of Colombia to the Port of Coveñas on the Caribbean coast. The Company earns a fixed rate of return on the OCENSA pipeline investment as well as operating fees, through its 100% interest in CITCol.

CORPORATE

Corporate activities are limited to business development activities not attributable to a specific business segment, corporate financing costs and various support personnel costs. In addition, business activities in the development stage or those that may represent an emerging technology may be included in Corporate. These activities are seen as potential growth areas that may have a strategic fit with existing operations or present the opportunity to enhance activity levels in existing operating segments.

GENERAL

EMPLOYEES

At December 31, 2007, Enbridge employed 5,518 employees as set forth in the following table.

Liquids Pipelines	1,254
Gas Pipelines	64
Gas Distribution and Services[1]	2,209
Sponsored Investments[2]	1,788
International	16
Corporate	187

5,518

Notes:

1
Although most of Enbridge's employees are non-unionized, included in Gas Distribution and Services are 724 employees of EGD who are unionized and are represented by the Communications, Energy and Paperworkers Union, Local 975 or the International Brotherhood of Electrical Workers, Local 97. The current collective agreements expire in December 2008 and February 2009, respectively.

2
Neither EEP nor EIF have employees and both use the services of the Company's wholly-owned subsidiaries for managing and operating their businesses.

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CORPORATE SOCIAL RESPONSIBILITY

At Enbridge, being socially responsible means doing things right, and doing the right thing. Enbridge defines Corporate Social Responsibility (CSR) as conducting business in a socially responsible and ethical way; protecting the environment and the health and safety of people; supporting human rights; and engaging, respecting and supporting the communities and cultures with which the Company works.

CORPORATE GOVERNANCE

A comprehensive system of stewardship and accountability is in place and functioning among directors, management and employees. Enbridge employs a variety of policies, programs and practices to manage corporate governance. Examples include the majority of the Board of Directors being independent; employee and Director compliance with the Company's Statement on Business Conduct; compliance with applicable Sarbanes-Oxley requirements and the Canadian securities regulators' corporate governance guidelines and rules; and the use of internal and external reviews and audits to assess each business segment's compliance with government regulations and our internal policies and management systems, and to provide guidance for making improvements.

ENVIRONMENTAL PERFORMANCE

Climate change is an issue of strategic and operational importance to all Enbridge businesses, regardless of where they are located. The CSR Committee of the Company's Board of Directors has specific oversight responsibility for all climate change-related activities and the development of a carbon management strategy for the Company. The Climate Change Sub-Committee (CCSC), a management committee, meets monthly and provides a technical focus for the corporation that supports all climate-change-related activities across the enterprise. The CCSC reviews business and environmental risks associated with climate change and identifies policies and actions to mitigate this risk. This committee also oversees the development of consistent internal methodologies for greenhouse gas (GHG) inventories and reporting, and approves the reporting protocols to be used. Enbridge has taken, or is taking, many steps to improve the quality of GHG reporting and performance including: undertaking an independent third-party audit of the GHG emissions data management system for the Canadian operations; investing in sustainable energy, including fuel cells, and studying the viability of deploying new technologies to help reduce the Company's GHG emissions; and replacing older cast iron pipe with new polyethylene mains at EGD.

Although the Company carries out spill prevention and detection preventive maintenance programs as part of comprehensive integrity management of the pipelines and facilities, spills of crude oil and petroleum products are not unusual within the liquids pipeline industry and the Company has experienced such spills in the past. Historic spills along the pipeline system may have resulted in soil or groundwater contamination where further remediation may be required. Enbridge continues to voluntarily investigate past leak sites to assess whether any remediation of contaminated lands is required in light of current legislation, in consultation with regulatory agencies and landowners. Also, when a spill does occur, Enbridge routinely conducts a formal de-brief to share lessons learned both locally and across the Company. Communication programs keep property owners and neighbours along rights-of-way informed about the system and enlist their help in the prevention, detection and safe response to pipeline spills.

As noted above, the Company has ongoing monitoring and maintenance programs for its pipelines that contribute to their safe operation. Enbridge endeavors to be a leader in pipeline and system integrity by:

•
implementing rigorous preventive maintenance programs;
•
pursuing and supporting technology research;
•
participating in industry forums to share and exchange knowledge;
•
contributing to the development of national pipeline safety standards and industry recommended practices;
•
providing technical advisory and training services to pipeline operators around the world; and
•
supporting state and provincial excavation one-call efforts to reduce the risk of third-party damage to pipelines.

The Company has set corporate leak-reduction targets across the Liquids Pipelines segment, with performance goals now linked to corporate and individual assessment and compensation. Leak-reduction teams, small-piping-integrity initiatives and changes to engineering standards have all contributed to reductions in reportable leaks at pipeline facilities since 2004. Enbridge's strong focus on advancing pipeline integrity is aimed at technological advances as well as understanding the science of how to find, mitigate and prevent leaks or ruptures on the pipeline systems.

Enbridge is also committed to helping customers use energy more wisely. Between 1995 and the end of 2007, EGD was successful in helping its customers reduce their natural gas consumption by approximately 127.1 bcf through

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participation in its demand side management programs. This reduction translates into the avoidance of approximately 6.8 million tonnes of GHG emissions being released into the atmosphere.

Other environmental initiatives include: continually looking for opportunities to update gas facilities and pipelines in ways that contribute to operating, environmental and safety goals; incorporating ways to conserve wildlife habitat into project planning and maintenance activities; and reducing energy use through efficiency improvements and conservation efforts.

All of the Company's operations are subject to federal, state or local laws and regulations related to environmental protection and operational safety. To the best of the Company's knowledge, the operations of all affiliated systems are in material compliance with applicable environmental and safety regulations. Enbridge cannot impose policies and procedures on the entities it does not operate; however, these entities are still required to comply with the applicable laws and regulations of their country.

SOCIAL PERFORMANCE

Support for universal human rights is one of Enbridge's core CSR principles and it has reinforced this principle with comprehensive policies and practices addressing human rights. For example, Enbridge was one of the first Canadian companies to adopt the internationally recognized Voluntary Principles on Security and Human Rights (Voluntary Principles), which stress the importance of promoting and protecting human rights throughout the world and the constructive role business and civil society – including non-governmental organizations, labour and trade unions and local communities – can play in advancing these goals. The Voluntary Principles guide companies in maintaining the safety and security of their operations within an operating framework that promotes respect for human rights and fundamental freedoms.

Stakeholder relations involves developing and maintaining positive relationships with employees; contractors; suppliers; customers; landowners; investors; environmental groups; business partners; government agencies and regulators; provincial, state and federal legislators; local officials; community residents; and the media. Enbridge engages with stakeholders in many ways, including proactive communication and consultation programs to support the unprecedented number of new construction projects being undertaken and promoting public awareness regarding existing facilities.

Enbridge makes voluntary contributions to charitable and non-profit organizations in the areas of education, health, environment, social services, arts and culture, community leadership and volunteerism. The Company focuses on using dollars, partnerships and human capital to support organizations that contribute to the economic and social development of communities where Enbridge employees live and work.

FINANCIAL AND OPERATIONAL EFFECTS

Risks of significant costs and liabilities are inherent in the nature of the Company's operations and there can be no assurance that such costs and liabilities will not be incurred.

The environmental protection requirements applicable to the Company do not adversely affect the operations, competitive position, capital expenditures program or level of earnings. However, the risk of substantial liabilities is inherent in the Company's operations and there can be no assurance that such liabilities will not be incurred. Regular internal reviews and audits are conducted to assess compliance with legislation and Company policy. Enbridge believes that its operations are in material compliance with all applicable safety and environmental regulations governing their operations.

RISK FACTORS

A discussion of the Company's risk factors can be found in the 2007 Year End MD&A under the subheading "Business Risks" for each of the five operating segments as well as under the heading "Risk Management".

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DIVIDENDS

The declaration of dividends is at the discretion of the Board of Directors and is approved quarterly. While balancing shareholders' preference for income and its own need for capital, the Company targets to pay out approximately 60% to 70% of adjusted operating earnings as dividends. Dividends on the Preferred Shares, Series A, are fixed and are paid quarterly.

There are no restrictions that currently prevent the Company from paying dividends. However, in the event of liquidation, dissolution or winding-up of the Company, the preferred shareholders have priority in the payment of dividends over the common shareholders. As well, restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

(Canadian dollars per share)	2007	2006	2005

Common Shares	1.2300	1.1500	1.0375

Preferred Shares, Series A	1.3750	1.3750	1.3750

DESCRIPTION OF CAPITAL STRUCTURE

SHARE CAPITAL

Enbridge's authorized share capital consists of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares. At Year End, there were 368.5 million Common Shares and 5.0 million Series A Preferred Shares issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors of the Company. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote per Common Share held at all such meetings. In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will be entitled to participate ratably in any distribution of the assets of the Company.

The Company has a Shareholder Rights Plan that is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person and any related parties, acquires or announces the intention to acquire 20% or more of the Company's outstanding common shares without complying with certain provisions set out in the plan or without approval of the Company's Board of Directors. Should such an event occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time. The plan was reconfirmed at the 2005 annual meeting of shareholders and must be reconfirmed at every third annual meeting thereafter. The renewal of this plan is proposed for approval at the 2008 shareholders' meeting.

Enbridge's Dividend Reinvestment and Share Purchase Plan enables registered shareholders of the Company to purchase additional common shares by reinvesting all of the cash dividends paid on the common shares and also by making optional cash payments of up to $5,000 per quarter, in both cases without incurring brokerage or other transaction expenses. Effective with dividends payable on March 1, 2008, participants in the Company's Dividend Reinvestment and Share Purchase Plan will receive a 2% discount on the purchase of common shares with reinvested dividends.

Enbridge also has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plan are generally fully exercisable after four years and expire ten years after the grant date.

Preferred Shares

The 5.0 million 5.5% Cumulative Redeemable Preferred Shares, Series A are entitled to fixed, cumulative, quarterly preferential dividends of $1.375 per share per year. The Company may, at its option, redeem all or a portion of the outstanding preferred shares for $25.00 per share plus all accrued and unpaid dividends.

Preferred Shares may be issued in one or more series. The Board of Directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. Holders of

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the Preferred Shares are not entitled to vote at any meeting of the shareholders of the Company, except as required by law. The Preferred Shares are entitled to priority over the Common Shares of the Company with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company's affairs.

RATINGS

The following table sets forth the ratings assigned to the Company's Preferred Shares, Series A, Medium-Term Notes (MTNs) and Unsecured Debt and Commercial Paper by Dominion Bond Rating Service Limited (DBRS), Moody's Investor Services, Inc. (Moody's) and Standard & Poor's Ratings Services (S&P).

	DBRS	Moody's	S&P

Preferred Shares, Series A	Pfd-2 (low)[1]	Baa3	BBB

MTNs and Unsecured Debt	A1	Baa1	A-

Commercial Paper	R-1 (low)	Not Rated	A-1 (low)

Rating Outlook	Negative[1]	Stable	Stable

Note:

1
On November 6, 2007, DBRS placed Enbridge's long-term debt and preferred share ratings on Negative trend; commercial paper remained on a stable outlook.

The credit ratings accorded by these rating agencies are not recommendations to purchase, hold or sell the shares or securities and such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A description from the rating agency for each credit rating listed in the table above is set out below.

Dominion Bond Rating Service

DBRS has different rating scales for short and long-term debt and preferred shares. "High" or "low" grades are used to indicate the relative standing within a rating category. The absence of either a "high" or "low" designation indicates the rating is in the "middle" of this category. The Pfd-2 (low) rating assigned to Enbridge's Preferred Shares are the second highest of six rating categories for preferred shares. Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. The A rating assigned to Enbridge's MTNs and unsecured debentures is the third highest of eight categories for long-term debt. Long-term debt rated A is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. While A is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities. The R-1 (low) rating assigned to Enbridge's commercial paper is the third highest of ten rating categories and indicates satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios is not normally as favorable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence on its industry.

Moody's Investor Services

Moody's has different rating scales for short and long-term obligations. Numerical modifiers 1, 2 and 3 are applied to each rating classification, with 1 being the highest and 3 being the lowest. The Baa3 rating assigned to Enbridge's Preferred Shares and the Baa1 rating assigned to Enbridge's MTNs and unsecured debentures is the fourth highest of nine rating categories for long-term obligations. Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and, as such, may possess certain speculative characteristics.

Standard & Poor's

S&P has different rating scales for short and long-term obligations. Ratings may be modified by the addition of a plus (+) or a minus (-) sign to show the relative standing within a particular rating category. The BBB rating assigned to Enbridge's preferred shares is the fourth highest of ten rating categories for long-term obligations. An obligor rated BBB has adequate capacity to meet its financial commitments; however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The A- rating assigned to Enbridge's MTNs and unsecured debentures is the third highest of ten rating categories. An A rating indicates the obligor has strong capacity to meet its financial commitments but is somewhat more susceptible to the

ENBRIDGE INC.      -      ANNUAL INFORMATION FORM      -      21

adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. The rating of A-1 assigned to Enbridge's commercial paper is the highest of eleven rating categories for short-term obligations. An obligor rated A-1 has strong capacity to meet its financial commitments.

MARKET FOR SECURITIES

The Common Shares of the Company are traded on the Toronto Stock Exchange (TSX) in Canada, the principal market for Enbridge's common shares, and on the New York Stock Exchange (NYSE) in the U.S. under the symbol ENB. The following table sets forth the monthly price range and volume traded for Enbridge's Common Shares on the TSX and NYSE.

	TSX (ENB)				NYSE (ENB)
	High ($)	Low ($)	Close ($)	Volume Traded	High (US$)	Low (US$)	Close (US$)	Volume Traded

January 2007	41.48	38.21	38.31	19,638,312	35.40	32.20	32.20	3,360,700

February 2007	38.54	36.76	37.11	22,126,577	32.95	31.41	31.73	2,607,138

March 2007	39.00	36.50	37.66	18,791,712	33.68	30.93	32.65	3,167,591

April 2007	37.90	36.48	36.60	13,592,088	33.71	32.06	33.00	2,558,411

May 2007	38.35	36.09	37.95	17,281,300	35.85	32.54	35.56	4,596,850

June 2007	38.24	35.21	35.90	14,967,938	36.15	32.87	33.78	4,514,012

July 2007	38.74	35.68	37.83	14,999,173	37.13	33.68	35.40	3,651,500

August 2007	37.97	33.62	35.60	18,241,872	36.02	31.26	33.68	5,146,500

September 2007	37.00	34.90	36.44	14,072,333	36.99	33.21	36.67	3,794,200

October 2007	40.97	36.25	40.91	15,237,385	43.29	36.31	42.81	4,386,700

November 2007	40.96	35.75	37.11	18,810,727	44.29	36.20	37.27	7,251,559

December 2007	40.20	37.16	40.01	16,061,642	41.91	36.73	40.43	3,995,460

In addition, the Company's Preferred Shares, Series A are traded on the TSX under the symbol ENB.PR.A. The following table sets forth the monthly price range and volume traded for Enbridge's Preferred Shares.

	High ($)	Low ($)	Close ($)	Volume Traded

January 2007	25.99	25.46	25.46	43,998

February 2007	25.99	25.16	25.59	61,815

March 2007	25.63	25.19	25.48	82,546

April 2007	25.57	25.10	25.33	51,543

May 2007	25.49	24.53	25.01	387,592

June 2007	25.60	24.75	25.12	81,313

July 2007	25.35	25.04	25.18	30,630

August 2007	25.32	24.92	25.15	48,907

September 2007	25.23	24.50	24.86	52,589

October 2007	25.00	23.56	24.37	54,463

November 2007	25.10	24.50	24.97	134,705

December 2007	25.40	24.51	25.33	51,095

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The following table outlines the securities issued by the Company and its wholly-owned subsidiaries during 2007 that are not listed or quoted on an exchange. These are in the form of unsecured medium term notes.

Issuer	Principal Amount (millions)	Coupon	Issue Date	Maturity Date	Issue Price

Enbridge Inc.	US$400	5.60%	March 27, 2007	April 1, 2017	US$99.932

Enbridge Inc.	US$400	5.80%	May 31, 2007	June 15, 2014	US$99.906

Enbridge Gas Distribution Inc.	$200	5.16%	December 3, 2007	December 4, 2017	$99.984

There are no provisions associated with this debt that entitle debt holders to voting rights. In June, Enbridge (US) Inc. issued a zero-coupon debt instrument for US$250 million (principal only) with a maturity date of June 20, 2022. From time to time, the Company also issues commercial paper for various terms. Enbridge also has credit facilities that bear interest at market rates.

Also, on February 2, 2007, Enbridge closed the issuance of 13.5 million common shares for $38.75 per share to the public and issued 1.5 million common shares to Noverco for $38.75 per share. Net proceeds from both offerings totaled $566.4 million.

DIRECTORS AND OFFICERS

As at January 31, 2008, the directors and all officers of Enbridge (including the executive officers listed below) as a group beneficially owned, directly or indirectly, 1,379,542 Common Shares of the Company, representing less than 1% of the issued and outstanding Common Shares on that date. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually. The directors and officers do not beneficially own, directly or indirectly, any voting securities of any subsidiary of the Company.

DIRECTORS

The following table sets forth the names of the Directors of Enbridge Inc. on February 20, 2008, their municipalities of residence, their respective principal occupations within the five preceding years and the year from which they first became a Director of the Company (except where otherwise noted). Each Director elected holds office until the next annual meeting of shareholders or until a successor is duly elected or appointed.

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since[1]

David A. Arledge Naples, Florida USA	Corporate Director. Chair of the Board of Directors of Enbridge Inc. since 2005.	2002

James J. Blanchard[2] Beverly Hills, Michigan USA	Chairman, Government Affairs, DLA Piper U.S., LLP (law firm) since June 2006. United States Ambassador to Canada from 1993 to 1996.	1999

J. Lorne Braithwaite Dublin, Ireland	Corporate Director. President & Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada) from 1978 to 2001.	1989

Patrick D. Daniel Calgary, Alberta Canada	President & Chief Executive Officer of Enbridge since January 2001.	2000

J. Herb England Naples, Florida USA	President & Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) since January 2000.	2007

E. Susan Evans Calgary, Alberta Canada	Corporate Director.	1996

ENBRIDGE INC.      -      ANNUAL INFORMATION FORM      -      23

David A. Leslie Toronto, Ontario Canada	Corporate Director. Chairman & Chief Executive Officer of Ernst & Young LLP (public accounting firm) from 1999 to 2004.	2005

Robert W. Martin[3] Toronto, Ontario Canada	Corporate Director.	1992

George K. Petty San Luis Obispo, California USA	Corporate Director.	2001

Charles E. Shultz Calgary, Alberta Canada	Chairman & Chief Executive Officer of Dauntless Energy Inc. (private oil and gas corporation) since 1995.	2004

Dan C. Tutcher Houston, Texas USA	Corporate Director. Group Vice President, Transportation South of Enbridge Inc., President of Enbridge Energy Company, Inc. and Enbridge Energy Management L.L.C. from 2001 to 2006.	2006

Catherine L. Williams Calgary, Alberta Canada	Corporate Director. Chief Financial Officer of Shell Canada Limited from 2003 to 2007. Controller of Shell Europe Oil Products from 2001 to 2003.	2007

Notes:

1
"Director Since" refers to the year the person named was elected or appointed as a Director of the Company or of its predecessor parent, Interprovincial Pipe Line Inc.

2
On April 10, 2006, the Ontario Securities Commission (OSC) issued a temporary cease trade order against Bennett Environmental Inc. (Bennett), and subsequently a cease trade order on April 24, 2006, after Bennett failed to file its annual financial statements and related management's discussion and analysis for the year ended December 31, 2005. Under such orders, certain directors, officers and insiders of Bennett, including Governor Blanchard, were prohibited from trading Bennett securities until the OSC was in receipt of the necessary filings. Bennett made the requisite filings on or about May 30, 2006 and the cease trade order lapsed on June 19, 2006. Governor Blanchard resigned from Bennett on August 7, 2006.

3
On December 2, 2003, the OSC issued a temporary cease trade order against Atlas Cold Storage Income Trust (Atlas), and subsequently a cease trade order on December 15, 2003, after Atlas failed to file its interim financial statements for its nine-month period ended September 30, 2003. Under such orders, certain trustees, including Mr. Martin, were prohibited from trading Atlas trust units until the OSC was in receipt of the necessary filings. Atlas made the requisite filings on January 27, 2004 and the cease trade order lapsed on February 2, 2004. Mr. Martin did not stand for re-election as a Trustee of Atlas at the Atlas annual meeting held in June 2004.

Enbridge has four committees of the Board of Directors: (1) Audit, Finance & Risk Committee (AFR Committee); (2) Governance Committee; (3) Human Resources and Compensation Committee (HRC Committee); and (4) Corporate Social Responsibility Committee (CSR Committee). The members of each of these committees, as of Year End, are identified below:

Director	AFR Committee	Governance Committee	HRC Committee	CSR Committee

David A. Arledge		✓	✓

James J. Blanchard		✓		Chair

J. Lorne Braithwaite			✓	✓

J. Herb England	✓	✓

E. Susan Evans			✓	✓

David A. Leslie	Chair	✓

Robert W. Martin	✓		✓

George K. Petty	✓	Chair

Charles E. Shultz	✓		Chair

Dan C. Tutcher		✓		✓

Catherine L. Williams	✓			✓

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OFFICERS

The following table sets forth the names of the executive officers, their current office with the Company on February 20, 2008, their municipality of residence and their principal occupations for the five preceding years.

Name and Place of Residence	Present Position Held	Principal Occupation During the Five Preceding Years

Patrick D. Daniel Calgary, Alberta Canada	President & Chief Executive Officer	President & Chief Executive Officer since January 2001.

J. Richard Bird Calgary, Alberta Canada	Executive Vice President, Chief Financial Officer & Corporate Development	Executive Vice President, Chief Financial Officer & Corporate Development since January 2008. Executive Vice President, Liquids Pipelines from May 2006 to January 2008. Group Vice President, Liquids Pipelines from May 2005 to May 2006. Group Vice President, Transportation North from May 2001 to May 2005.

Stephen J.J. Letwin The Woodlands, Texas USA	Executive Vice President, Gas Transportation & International	Executive Vice President, Gas Transportation & International since May 2006. Group Vice President, Gas Strategy & Corporate Development from April 2003 to May 2006. Group Vice President, Distribution & Services from September 2000 to April 2003.

Al Monaco Calgary, Alberta Canada	Executive Vice President, Major Projects	Executive Vice President, Major Projects since January 2008. President, Enbridge Gas Distribution Inc. from September 2006 to January 2008. Senior Vice President, Corporate Planning & Development from June 2003 to September 2006. Vice President, Financial Services from February 2002 to June 2003.

Stephen J. Wuori Calgary, Alberta Canada	Executive Vice President, Liquids Pipelines	Executive Vice President, Liquids Pipelines since January 2008. Executive Vice President, Chief Financial Officer & Corporate Development from May 2006 to January 2008. Group Vice President & Chief Financial Officer from April 2003 to May 2006. Group Vice President, Planning & Development from September 2000 to March 2003.

Bonnie D. DuPont Calgary, Alberta Canada	Group Vice President, Corporate Resources	Group Vice President, Corporate Resources since September 2000.

David T. Robottom Calgary, Alberta Canada	Group Vice President, Corporate Law	Group Vice President, Corporate Law since June 2006. Partner, Stikeman Elliott LLP (law firm) from February 2004 to May 2006. Partner, Fraser Milner Casgrain LLP (law firm) to January 2004. Chief Executive Officer, Fraser Milner Casgrain LLP to January 2003.

Leigh S. Cruess Calgary, Alberta Canada	Senior Vice President, International & Gas Services	Senior Vice President, International & Gas Services since January 2008. Senior Vice President, International from September 2006 to January 2008. Vice President, Financial Services from April 2003 to September 2006.

James A. Schultz Calgary, Alberta Canada	Senior Vice President, New Ventures	Senior Vice President, New Ventures since September 2006. Senior Vice President from April 2003 to September 2006. President of Enbridge Gas Distribution Inc. from June 2001 to September 2006.

John K. Whelen Calgary, Alberta Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development since September 2006. Vice President and Treasurer from February 2002 to August 2006.

ENBRIDGE INC.      -      ANNUAL INFORMATION FORM      -      25

CONFLICTS OF INTEREST

Directors and officers of Enbridge and its subsidiaries are required to disclose the existence of potential conflicts in accordance with Enbridge policies governing directors and officers and in accordance with the Canada Business Corporations Act. Although some of the directors sit on boards or may be otherwise associated with companies that ship crude oil and/or natural gas on Enbridge's pipeline systems, Enbridge as a common carrier in Canada cannot, under its tariff, deny transportation service to a credit-worthy shipper. Further, due to the specialized nature of the industry, Enbridge believes it is important for its Board to be composed of qualified and knowledgeable directors, so some of them must come from oil and gas producers and shippers; the Governance Committee closely monitors relationships among directors to ensure that business associations do not affect the Board's performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

AUDIT, FINANCE & RISK COMMITTEE

The Audit, Finance & Risk Committee's Terms of Reference are attached to this AIF as Appendix A and can also be found on the Company's website at www.enbridge.com.

RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS

The members of the AFR Committee at Year End were David A. Leslie (Chair), J. Herb England, Robert W. Martin, George K. Petty, Charles E. Shultz and Catherine L. Williams. The Board believes the composition of the AFR Committee reflects a high level of financial literacy and expertise. Each member of the AFR Committee has been determined by the Board to be "independent" and "financially literate" within the meaning of the definitions under Canadian and U.S. securities laws and the NYSE rules. In addition, the Board has determined that Messrs. England and Leslie are each an "Audit Committee Financial Expert" as that term is defined under U.S. securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the AFR Committee. The following is a description of the education and experience, apart from their respective roles as Directors of Enbridge, of each member of the AFR Committee that is relevant to the performance of his or her responsibilities as a member of the AFR Committee.

David A. Leslie, F.C.A.

Mr. Leslie is a chartered accountant and in his career of over 30 years, he was, among other things, personally involved in and then actively supervised persons engaged in preparing, auditing, analyzing and evaluating financial statements. He is the former Chairman and Chief Executive Officer of Ernst & Young LLP. He is also a director and member of the audit committees of Canwest Global Communications Corp., Crombie REIT, Empire Company Limited, Enbridge Gas Distribution Inc., Imris Inc. and Sobeys Inc.

J. Herb England

Mr. England acquired extensive financial experience and exposure to accounting and financial issues during a lengthy career with the John Labatt Limited group of companies, including as Chief Financial Officer of John Labatt Limited. He is currently President and Chief Executive Officer of Stahlman-England Irrigation Inc., a contracting company in Florida.

Robert W. Martin

Mr. Martin acquired significant financial experience and exposure to accounting and financial issues as President, Chief Executive Officer and director of various corporations and in various finance positions. He was the President and Chief Executive Officer of Consumers Gas Company (now Enbridge Gas Distribution Inc.) where he was responsible for financial aspects related to that corporation. He has acted as a member and Chair of other audit committees, and currently serves as Chair of the audit committee of HSBC Bank Canada.

George K. Petty

Mr. Petty acquired significant financial experience and exposure to accounting and financial issues during his lengthy career, which included serving as President and Chief Executive Officer of Telus Corporation from 1994 to 1999. He has acted as a member of other audit committees.

Charles E. Shultz

Mr. Shultz acquired significant financial experience as a business executive and board member of several large Canadian and U.S. public companies. He served as President and Chief Executive Officer of Gulf Canada Resources Limited from 1990 to 1995 and has served as a director and Chairman of Canadian Oil Sands Limited since its inception.

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Catherine L. Williams

Ms. Williams held senior finance positions during a 30-year career in business which included international experience. She worked for 20 years in the Shell group of companies, including as Chief Financial Officer of Shell Canada Limited from 2003 to 2007 and as Controller of Shell Europe Oil Productions from 2001 to 2003.

PRE-APPROVAL POLICIES AND PROCEDURES

The AFR Committee has adopted a policy that requires pre-approval by the Committee of any services to be provided by the auditors, whether audit or non-audit services. The policy prohibits the Company from engaging the auditors to provide the following non-audit services:

•
bookkeeping or other services related to accounting records and financial statements;
•
financial information systems design and implementation;
•
appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
•
actuarial services;
•
internal audit outsourcing services;
•
management functions or human resources;
•
broker or dealer, investment adviser, or investment banking services;
•
legal services; and
•
expert services unrelated to the audit.

The AFR Committee believes that the policy will protect the Company from the potential loss of independence of the external auditors. The AFR Committee has also adopted a policy which prohibits the Company from hiring former employees of the auditors who provided more than 10 hours of audit, review or attest services for the Company or its subsidiaries within the one year preceding the commencement of the audit of the current year's financial statements.

A copy of the policies and procedures applicable to the pre-approval of non-audit services by the Company's external auditors may be obtained from the Corporate Secretary of the Company by sending a written request to 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8, by faxing a written request to (403) 231-5929, by calling (403) 231-3900 or by sending an e-mail request to corporatesecretary@enbridge.com.

EXTERNAL AUDITOR SERVICES – FEES

The following table sets forth all services rendered by the auditors, PricewaterhouseCoopers (PwC), by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2007 and 2006.

	2007	2006	Description of Fee Category

Audit Fees	$3,700,662	$3,688,620	Represents the aggregate fees billed by the Company's auditors for audit services.

Audit-Related Fees	269,296	248,645	Represents the aggregate fees billed for assurance and related services by the Company's auditors that are reasonably related to the performance of the audit or review of the Company's financial statements and are not included under "Audit Fees". During fiscal 2007 and 2006, the services provided in this category included due diligence related to prospectus offerings, technical guidance, Sarbanes-Oxley work and other items.

Tax Fees	255,929	310,599	Represents the aggregate fees billed for professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.

All Other Fees	88,354	388,444	Represents the aggregate fees billed for products and services provided by the Company's auditors other than those services reported under "Audit Fees", "Audit Related Fees" and "Tax Fees", including Canadian Public Accountability Board fees, French translation work and process reviews.

Total Fees	$4,314,241	$4,636,308

ENBRIDGE INC.      -      ANNUAL INFORMATION FORM      -      27

LEGAL PROCEEDINGS

Information related to the Enbridge's legal proceedings can be found in Note 24, "Commitments and Contingencies" to the Audited Consolidated Financial Statements as at and for the year ended December 31, 2007.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of Enbridge, or associate or affiliate of these persons, has any material interest, direct or indirect, in any transaction within the last three years that has materially affected or will materially affect Enbridge.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Company's Common Shares is CIBC Mellon Trust Company:

In Canada:
 CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 1-800-387-0825 or
416-643-5000 outside of North America
Website: www.cibcmellon.com/investorinquiry	In the U.S.: BNY Mellon Shareowner Services 480 Washington Blvd. Jersey City, New Jersey U.S.A. 07310

The registrar and transfer agent for the Company's Preferred Shares, Series A is CIBC Mellon Trust Company:

In Canada:
 CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 1-800-387-0825 or
416-643-5000 outside of North America
Website: www.cibcmellon.com/investorinquiry

MATERIAL CONTRACTS

Enbridge has not entered into any material contracts, outside the ordinary course of business.

INTERESTS OF EXPERTS

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Accountants. PwC issued an auditors' report in respect of Enbridge's consolidated financial statements, with accompanying notes as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007. PwC has also provided an opinion on the effectiveness of internal control over financial reporting as at December 31, 2007 and 2006. Both of these opinions are dated February 20, 2008.

PwC has advised that it is independent with respect to Enbridge within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information about Enbridge is available on our website at www.enbridge.com and on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com in Canada, and on the U.S. Securities and Exchange Commission's website (EDGAR) at www.sec.gov. The aforementioned information is made available in accordance with legal requirements and is not incorporated by reference into this AIF.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Information Circular for our most recent annual meeting of shareholders at which directors were elected.

Additional financial information is provided in Enbridge's Consolidated Financial Statements and MD&A for the most recently completed financial year.

28      -      ANNUAL INFORMATION FORM      -      ENBRIDGE INC.

Enbridge Gas Distribution Inc.

Additional information about EGD can be found in its AIF, Financial Statements and MD&A which have been filed with Canadian Securities Regulatory Authorities and are available at www.sedar.com. These documents are not incorporated by reference into this AIF.

Enbridge Energy Partners, L.P. and Enbridge Energy Management, L.L.C.

Additional information about EEP and EEM can be found in their Annual Reports on Form 10-K that have been filed with the U.S. Securities and Exchange Commission. These documents contain detailed disclosure with respect to each entity and are publicly available at www.sec.gov. No part of the Form 10-K filed by EEP or by EEM is incorporated by reference into this AIF.

Enbridge Income Fund

Additional information about EIF can be found in its Annual Report and AIF filed with Canadian Securities Administrators in Canada. The AIF and the Annual Report, which includes Consolidated Financial Statements and MD&A, contain detailed disclosure with respect to the Enbridge Income Fund and are publicly available at www.sedar.com. EIF's Annual Report, Consolidated Financial Statements, MD&A and AIF are not incorporated by reference into this AIF.

Enbridge Pipelines Inc.

Additional information about Enbridge Pipelines Inc. can be found in its AIF, Financial Statements and MD&A which have been filed with Canadian Securities Regulatory Authorities and are available at www.sedar.com. These documents are not incorporated by reference into this AIF.

ENBRIDGE INC.      -      ANNUAL INFORMATION FORM      -      29

APPENDIX A

AUDIT, FINANCE & RISK COMMITTEE TERMS OF REFERENCE

I.     CONSTITUTION

There shall be a committee, to be known as the Audit, Finance & Risk Committee (the "Committee"), of the Board of Directors of Enbridge Inc.

II.    MEMBERSHIP

Following each annual meeting of shareholders of the Corporation, the Board shall elect from its members, not less than three (3) Directors to serve on the Committee (the "Members"). The Members and the Chair of the Committee are elected by the Board following the nomination of Directors by the Governance Committee. No Member of the Committee shall be an officer or employee of the Corporation or any of the Corporation's affiliates. All members of the Committee shall, in the judgment of the Board, be unrelated and independent and shall satisfy applicable stock exchange and legal requirements. Determinations on whether a Director meets the requirements for membership on the Committee shall be made by the Board. At least one member of the Committee shall be a "financial expert" as determined by the Board and as defined by American legal or regulatory requirements. No Director may serve as a member of the Committee if such Director also serves on the audit committees of more than two other public entities unless the Board determines that such simultaneous service would not impair the ability of such Director to effectively serve on the Committee.

Any Member may be removed or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a Director of the Corporation. Each Member shall hold office until the close of the next annual meeting of Shareholders of the Corporation or until the Member ceases to be a Director, resigns or is replaced, whichever first occurs. Vacancies may be filled by the Board with nominees approved by the Governance Committee.

III.  MEETINGS

The Committee shall convene at such times and places designated by its Chair or whenever a meeting is requested by a Member, the Board, an officer, the internal auditor or the external auditors of the Corporation. A minimum of twenty-four (24) hours notice of each meeting shall be given to each Member and to the internal and external auditors.

A majority of the committee shall be duly convened if all Members are present, or at least a majority of the Members are present. A quorum at a meeting shall consist of at least a majority of Members. Where the Members consent, and proper notice has been given or waived, Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

In the absence of the Chair of the Committee, the Members may choose one (1) of the Members to be the Chair of the meeting.

At the invitation of a Member, other Board members, officers or employees of the Corporation, the external auditors, external counsel and other experts or consultants may attend any meeting of the Committee.

Members of the Committee may meet separately with any member of management, the external auditors, the internal auditor, internal or external counsel or any other expert or consultant.

Minutes shall be kept of all meetings of the Committee.

IV.   FUNDING

The Corporation shall provide appropriate funding, as determined by the Committee, for the payment of compensation to the external auditors and any independent counsel, experts or advisors employed by the Committee and administrative expenses of the Committee.

V.     REVIEW OF CHARTER

The Committee shall review and reassess the adequacy of its Terms of Reference at least annually and propose recommended changes to the Board.

30      -      APPENDIX A      -      ENBRIDGE INC.

VI.   DUTIES AND RESPONSIBILITIES OF THE CHAIR

The Chair is responsible for:

  A.
  convening Committee meetings and designating the times and places of those meetings;

  B.
  ensuring Committee meetings are duly convened and that quorum is present when required;

  C.
  working with Management on the development of agendas and related materials for the Committee meetings;

  D.
  ensuring Committee meetings are conducted in an efficient, effective and focused manner;

  E.
  ensuring the Committee has sufficient information to permit it to properly make decisions when decisions are required;

  F.
  providing leadership to the Committee and to assist the Committee in reviewing and monitoring its responsibilities; and

  G.
  reporting to the Board on the recommendations and decisions of the Committee.

VII. DUTIES AND RESPONSIBILITIES

The Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, the investment community and others, relating to the integrity of the Corporation's financial statements and the financial reporting process, the management information systems and financial controls, the internal audit function, the external auditors' qualifications, independence, performance and reports, the Corporation's compliance with legal and regulatory requirements and the risk identification, assessment and management program. In so doing, it is the Committee's responsibility to maintain an open avenue of communication between the Committee, the external auditors, the internal auditors and management of the Corporation.

Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly. The Committee's role is to provide meaningful and effective oversight and counsel to management without assuming responsibility for management's day-to-day duties.

In performance of its duties and responsibilities, the Committee shall have the right as it determines necessary to carry out its duties to engage independent counsel, experts and other advisors, to inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates, and to discuss with the officers of the Corporation, its subsidiaries and affiliates, the internal auditor and the external auditors, such accounts, records and other matters as any Member considers appropriate.

The Committee shall have the following specific duties and responsibilities:

A.
DUTIES AND RESPONSIBILITIES RELATED TO THE EXTERNAL AUDITORS.

  The Committee shall:

(i)	(a)	be responsible for the appointment, compensation, oversight, retention and termination of the external auditors who shall report directly to the Committee, provided that the appointment of the auditor shall be subject to shareholder approval; and
	(b)	be responsible for the appointment, compensation, oversight, retention and termination of any other registered public accounting firm for audit, review or attestation services;
  (ii)
  review and approve the terms of the external auditors' annual engagement letter, including the proposed audit fees;

  (iii)
  review and approve all engagements for audit services and non-audit services to be provided by the external auditors and, as necessary, consider the potential impact of such services on the independence of the external auditors;

  (iv)
  review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence;

ENBRIDGE INC.      -      APPENDIX A      -      31

  (v)
  at least annually, obtain and review a report by the external auditors describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

  (vi)
  resolve disagreements, if any, between management and the external auditors regarding financial reporting;

  (vii)
  inform the external auditors and management that the external auditors shall have access directly to the Committee at all times, as well as the Committee to the external auditors and that the external auditors are ultimately accountable to the Committee as representatives of the shareholders of the Corporation;

  (viii)
  discuss with management and the external auditors any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issues regarding the Corporation's financial statements or accounting policies; and

  (ix)
  establish hiring policies for employees or former employees of the external auditors.

B.
DUTIES AND RESPONSIBILITIES RELATED TO AUDITS AND FINANCIAL REPORTING.

  The Committee shall:

  (i)
  review the engagement terms and the audit plan with the external auditors and with the Corporation's management;

  (ii)
  review with management and the Corporation's external auditors the Corporation's financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the judgment of the external auditors as to the quality, not just the acceptability of, and the appropriateness of the Corporation's accounting principles as applied in its financial reporting and the degree of aggressiveness or conservatism of the Corporation's accounting principles and underlying estimates;

  (iii)
  review with management and the external auditors and make recommendations to the Board on all financial statements and financial disclosure which require approval by the Board including:

  (a)
  the Corporation's annual financial statements including the notes thereto and "Management's Discussion and Analysis";

  (b)
  any report or opinion to be rendered in connection therewith;

  (c)
  any change or initial adoption in accounting policies and their applicability to the business;

  (d)
  any audit problems or difficulties and management's response;

  (e)
  all significant adjustments proposed by the external auditors; and

  (f)
  satisfying itself that there are no unresolved issues between management and the external auditors that could reasonably be expected to materially affect the financial statements.

  (iv)
  review the Corporation's interim financial results, including the notes thereto and "Management's Discussion and Analysis" with management and the external auditors and approve the release thereof by management or recommend approval thereof to the Board for release by the Board;

  (v)
  review annually the approach taken by management in the preparation of earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

  (vi)
  discuss with the external auditors their perception of the Corporation's internal audit and accounting personnel, and any recommendations which the external auditors may have;

  (vii)
  review with management, the external auditors and, as necessary, internal and external legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

32      -      APPENDIX A      -      ENBRIDGE INC.

  (viii)
  review with management and monitor the funding exposure of the Corporation under the Corporation's pension plans and review annually and approve the annual report and financial statements applicable to each of the pension plans;

  (ix)
  annually or more frequently as deemed necessary, meet separately with management and the external auditors, and at least annually with the internal auditors, to review issues and matters of concern respecting audits and financial reporting processes;

  (x)
  review with the Corporation's management and, as deemed necessary, review with the external auditors, any proposed changes in or initial adoption of accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of the Corporation's management that may be material to financial reporting;

  (xi)
  review with the Corporation's management and, as deemed necessary, with the external auditors, significant financial reporting issues arising during the fiscal period, including the methods of resolution;

  (xii)
  review any problems experienced by the external auditors in performing an audit, including any restrictions imposed by the Corporation's management or significant accounting issues on which there was a disagreement with the Corporation's management;

  (xiii)
  review the post-audit or management letter containing the recommendations of the external auditors and the response of the Corporation's management, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation (in respect of the scope of review of internal controls by the external auditors, the review is carried out to enable the external auditors to express an opinion on the Corporation's financial statements);

  (xiv)
  review before release relevant public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses, the Annual Information Form, and the Management's Discussion and Analysis disclosure;

  (xv)
  review, in conjunction with the Human Resources & Compensation Committee, the appointment of the chief financial officer;

  (xvi)
  inquire into and determine the appropriate resolution of conflicts of interest in respect of audit, finance or risk matters between or among an officer, Director, shareholder, the internal auditors, or the external auditors, which are properly directed to the Committee by the Chair of the Board, the Board, a shareholder, the internal auditors, the external auditors, or the Corporation's management; and

  (xvii)
  as deemed necessary by the Committee, inquire into and examine matters relating to the financial affairs of the Corporation, its subsidiaries or affiliates, or any of them, including the review of subsidiary or affiliate Audit Committee reports.

C.
DUTIES AND RESPONSIBILITIES RELATED TO FINANCIAL REPORTING PROCESSES AND INTERNAL CONTROLS

  The Committee shall:

  (i)
  review the adequacy and effectiveness of the accounting and internal control policies of the Corporation and procedures through inquiry and discussions with the external auditors, management, and the internal auditor;

  (ii)
  review with management the Corporation's administrative, operational and accounting internal controls, including controls and security of the computerized information systems, and evaluate whether the Corporation is operating in accordance with prescribed policies, procedures and the Statement on Business Conduct;

  (iii)
  annually or more frequently if deemed necessary, meet separately with the external auditor, the head of the internal audit group and management, to review issues and matters of concern respecting financial reporting processes and internal controls;

  (iv)
  review with management and the external auditors any reportable conditions, material weaknesses and significant deficiencies affecting internal control;

ENBRIDGE INC.      -      APPENDIX A      -      33

  (v)
  establish and maintain free and open means of communication between and among the Committee, the external auditors, the internal auditor and management;

  (vi)
  review at least annually with the internal auditor the Corporation's internal control procedures, and the scope and plans for the work of the internal audit group; and

  (vii)
  review the adequacy of resources of the internal auditor and ensure that the internal auditor has unrestricted access to all functions, records, property and personnel of the Corporation and inform the internal auditors and management that the internal auditors shall have unfettered access directly to the Committee at all times, as well as the Committee to the internal auditors.

D.
DUTIES AND RESPONSIBILITIES RELATED TO FINANCE.

  The Committee shall:

  (i)
  review and as required, approve or recommend for approval to the Board, prospectuses and documents, where practicable, which may be incorporated by reference into a prospectus;

  (ii)
  review the issuance of equity or debt securities by the Corporation, and if deemed appropriate, authorize the filing with securities regulatory authorities of any prospectus, prospectus supplement or other documentation relating thereto; and

  (iii)
  review and recommend for approval to the Board the annual management information circular with respect to matters related to the auditor, affecting the capital of the Corporation or principal risks to be managed by the Corporation.

E.
DUTIES AND RESPONSIBILITIES RELATED TO RISK MANAGEMENT

  The Committee shall review at least annually with senior management, internal counsel and, as necessary, external counsel and the Corporation's internal and external auditors:

    (a)
    the Corporation's method of reviewing major risks inherent in the Corporation's businesses, facilities, and strategic directions, including the Corporation's risk management and evaluation process (in respect of risk management evaluations and guidelines relating to environment, health and safety matters, the Committee shall consult with and, as deemed necessary, review the recommendations of the Environment, Health & Safety Committee);

    (b)
    the strategies and practices applicable to the Corporation's assessment, management, prevention and mitigation of risks (including the foreign currency and interest rate risk strategies, counterparty credit exposure, the use derivative instruments, insurance and adequacy of tax provisions);

    (c)
    the Corporation's annual insurance report including the risk retention philosophy and resulting uninsured exposure, if any; and

    (d)
    the loss prevention policies, risk management programs, disaster response and recovery programs, corporate liability protection programs for Directors and officers, and standards and accountabilities of the Corporation in the context of competitive and operational considerations.

F.
OTHER DUTIES OF AUDIT, FINANCE & RISK COMMITTEE

  The Committee shall, as required, or as deemed necessary by the Committee:

  (i)
  review senior management's expense report summaries of the officers and Directors of the Corporation, and review senior management's report summaries concerning corporate aircraft usage;

  (ii)
  meet separately with senior management, the internal auditors, the external auditors and, as is appropriate, internal and external legal counsel and independent advisors in respect of issues not elsewhere listed concerning any other audit, finance and risk matters;

  (iii)
  review incidents or alleged incidents as reported by senior management, audit services, the external auditor, the Corporate Secretary, the law department, or otherwise of fraud, illegal acts and conflicts of interest;

  (iv)
  establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

34      -      APPENDIX A      -      ENBRIDGE INC.

  (v)
  report to the Board after each Committee meeting, as required during the year, with respect to the Committee's activities and recommendations;

  (vi)
  address any other matter properly referred to the Committee by the Chair of the Board, the Board, a Director, the internal auditors, the external auditors, the CEO, or the management of the Corporation or any other matter as may be required under stock exchange rules or by law;

  (vii)
  in conjunction with the Governance Committee, conduct an annual performance evaluation of the Committee; and

  (viii)
  the Committee shall, in conjunction with Management, coordinate the performance of its duties concerning:

  (a)
  the external auditor;

  (b)
  audits and financial reporting;

  (c)
  financial reporting processes and internal controls;

  (d)
  finance;

  (e)
  risk management; and

  (f)
  with any audit committee of a subsidiary corporation, respecting the independence of such subsidiary directors and managing to ensure efficiency, effectiveness and consistency of approach with such subsidiary.

VIII. COMMITTEE TIMETABLE

The major annual activities of the Committee shall be outlined in an annual schedule.

IX.   DELEGATION TO SUBCOMMITTEE

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. The Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.

DATE	Terms of Reference	PROPOSED AGENDA

January or February	B(iii),(ix),(x),(xi) B(iii)	• Review Annual Financial Results • Recommend Financial Statements for Enbridge Inc. (ENB) and Enbridge Pipelines Inc. (EP Inc.)
	B(xiv)	• Recommend News Release
	A(viii) B(ii),(vi),(vii) B(viii), (xiii)	• Review External Auditor's Letter to Audit, Finance & Risk Committee (including review of quality and appropriateness of Company's accounting principles and controls, and perception of Company's accounting personnel)
	B(v)	• Review Management's approach to earnings releases and info provided to analysts
• Review Subsidiary Audit Committee Confirmations
	A(i)	• Recommend Appointment of Auditors
Recurring:
	A(iii) E(i) C(i),(iii),(iv)	• Pre-approval of auditor engagements • Review Financial Risk Management Report • Review audit and financial reporting issues, and internal controls with external auditors

February	D(i)	• Recommend Annual Information Form for ENB and EP Inc. (and Form 40-F filing as in U.S. for ENB)
	D(iii)	• Recommend Form of Proxy and Management Information Circular
	B(iii), D(i)	• Recommend MD&A

ENBRIDGE INC.      -      APPENDIX A      -      35

DATE	Terms of Reference	PROPOSED AGENDA

May	B(iv),(ix),(x),(xi)	• Review First Quarter Financial Results and MD&A
	B(xiv)	• Recommend Interim Report / News Release
	E(i)	• Review Insurance Report (including loss prevention policies, disaster response and recovery programs, liability protection programs for D&O)
	F(i)	• Review Senior Officers' Expense Reports
	F(i)	• Chair review of CEO Expense Reports
• Review Major Contracts
	B(viii)	• Review Pension Plan Summary Report
Recurring:
	A(iii) E(i) C(i),(iii),(iv)	• Pre-approval of auditor engagements • Review Financial Risk Management Report • Review audit and financial reporting issues, and internal controls with external auditors

July	B(iv),(ix),(x),(xi)	• Review Second Quarter Financial Results and MD&A
	B(xiv)	• Recommend Interim Report/News Release
	B(ix),C(iii)(vi),(vii)	• Review Audit Services:
• Letter re: Employment Entitlements, Tax Deductions & Remittances
• Report for year ended June 30
• Plan for next year
	A(i),(ii),(iv),(v)	• Review External Auditors:
	A(vii), B(i)	• Engagement Letter (including auditor independence report)
• Audit Plan (including auditor quality control procedures)
	A(ii)	• Recommend External Audit Fees, and Review Engagements and Services other than as Shareholders' Auditors
	E(i)	• Review Corporate Risk Assessment Report
• Review next year's Committee Meeting Schedule and Agenda
Recurring:
	A(iii) E(i) C(i),(iii),(iv)	• Pre-approval of auditor engagements • Review Financial Risk Management Report • Review audit and financial reporting issues, and internal controls with external auditors

November	B(iv),(ix),(x),(xi)	• Review Third Quarter Financial Results and MD&A
	B(xiv)	• Recommend Interim Report/News Release
	E(i)	• Review Tax Status Report
	F(vii)	• Annual Performance Evaluation of AFRC
	F(i)	• Chair Review of CEO Expense Report
Recurring:
	A(iii) E(i) C(i),(iii),(iv)	• Pre-approval of auditor engagements • Review Financial Risk Management Report • Review audit and financial reporting issues, and internal controls with external auditors

December	B(iii)	• Review Annual Financial Statement Disclosure
	B(ii)	• Review Management letter to Audit, Finance & Risk Committee
	C(ii)	• Review with Management the Corporation's admin, operational and accounting internal controls and security of IT systems
	B(iii), D(i)	• Review Draft MD&A

36      -      APPENDIX A      -      ENBRIDGE INC.